Exhibit 4.5: Form of Restricted Stock Award Agreement

Exhibit 4.5

FORM OF

RESTRICTED STOCK AWARD AGREEMENT

CLIFTON BANCORP INC. 2015 EQUITY INCENTIVE PLAN

This Award Agreement is provided to                          (the “Participant”) by Clifton Bancorp Inc. (the “Company”) as of                             , the date the Compensation Committee of the Board of Directors of the Company awarded the Participant a Restricted Stock Award pursuant to the Clifton Bancorp Inc. 2015 Equity Incentive Plan (the “2015 Plan”), subject to the terms and conditions of the 2015 Plan and this Award Agreement (hereinafter referred to as the “Award”):

1.	Number of shares subject to your Restricted Stock Award:	_________ shares

2.	Grant Date:	_________

Unless sooner vested in accordance with the Terms and Conditions (attached hereto) or otherwise in the discretion of the Committee, the Company common stock underlying your Restricted Stock Award will vest in accordance with the schedule below, provided you are then still employed by or in service with Clifton Savings Bank or any Affiliate.

Percentage of Shares Vesting	Number of Shares Vesting	Vesting Date

In the event a Vesting Date falls on a weekend or Bank holiday, your Restricted Stock Award will vest on the next business day.

IN WITNESS WHEREOF, Clifton Bancorp Inc., acting by and through the Compensation Committee of the Board of Directors of the Company has caused this Award Agreement to be executed as of the date set forth above.

CLIFTON BANCORP INC.

By:
On Behalf of the Compensation Committees

Accepted by Participant:

Date

TERMS AND CONDITIONS

The following terms and conditions apply to the Award:

1. Award of Shares. Under the terms of the 2015 Plan, the Company has granted to the Participant an Award, effective on the Grant Date. To evidence the Award and the terms, conditions and restrictions thereof, the Company and the Participant have signed this Agreement.

2. Award Restrictions. The unvested shares of Company common stock covered by this Award are subject to the following restrictions until they expire or terminate.

(a)	The Participant may not sell, transfer, exchange, assign, pledge, hypothecate or otherwise encumber Award Shares.

(b)	If the Participant’s service or employment with the Bank or any Affiliate terminates for any reason other than death or disability, the Participant will forfeit all rights, title and interest in and to the Award as of the date of termination, and the Award Shares will revert to the Company under the terms of the 2015 Plan.

(c)	Award Shares are subject to the vesting schedule set forth on Page 1 of this Award Agreement.

The restrictions imposed under Section 2(a)-(c) will expire on the earliest to occur of the following:

(a)	On the respective dates, specified on Page 1 of this Award Agreement, provided you are then still in the service of the Company or an Affiliate; or

(b)	Upon termination of your service by reason of death or Disability; or

(c)	Upon a Change in Control (as defined in the 2015 Plan).

3. Stock Issuance.

(a) The Company shall issue the shares of Company common stock subject to this Award (the “Award Shares”) either: (i) in certificate form, (ii) in book-entry form or (iii) in trust, in each case with notations as to any restrictions on transfer imposed under this Agreement.

(b) Any certificates representing any of the Award Shares shall be held by the Company (or as otherwise directed by the Company) until all restrictions with respect to any such Award Shares lapses (“Restricted Period”) or until the Award Shares are forfeited hereunder.

(c) As soon as administratively practicable after the Restricted Period lapses for any of the Award Shares, the Company shall either remove the relevant notations for such Award Shares issued in book-entry form and deliver such shares as directed by the Participant or deliver to the Participant a certificate(s) evidencing the number of Award Shares as to which the Restricted Period has lapsed.

4. Voting Rights. During the Restricted Period, the Participant may exercise full voting rights with respect to all of the Award Shares.

5. Dividends and Other Distributions. During the Restricted Period, subject to Paragraph 10, all dividends and other distributions paid with respect to the Award Shares in the Company’s common stock shall be held by the Company until payable or forfeited pursuant hereto. Such stock dividends and other stock distributions shall be subject to the same restrictions on transferability and vesting as the Award Shares with respect to which they were paid and shall, to the extent vested, be paid when and to the extent the underlying Award Shares are vested and freed of restrictions. Unless otherwise determined by the Committee prior to the time a dividend is paid, dividends paid in cash shall be paid to the Participant at the same time as they are paid to other shareholders of the Company and shall not be subject to any restrictions under this Agreement.

6. Forfeiture on Termination of Employment or Service. If the Participant’s employment or service with the Company and its Subsidiaries terminates for any reason prior to the end of the Restricted Period, subject to Paragraph 2, any portion of the Award Shares then subject to restrictions, then any Award Shares subject to restrictions at the date of such termination of the Participant’s employment or service shall be forfeited to the Company immediately upon such termination. For purposes of this Agreement, transfer of employment among the Company and its Subsidiaries shall not be considered a termination of employment.

7. Withholding Taxes. The Company, or any of its Subsidiaries, shall have the right to retain and withhold the amount of taxes required by any government to be withheld or otherwise deducted and paid with respect to the Award Shares. The Committee may require the Participant or any successor in interest to pay or reimburse the Company, or any of its Subsidiaries, for any such taxes required to be withheld by the Company, or any of its Subsidiaries, and to withhold any distribution in whole or in part until the Company, or any of its Subsidiaries, is so paid or reimbursed. In lieu thereof, the Company, or any of its Subsidiaries, shall have the right to withhold from any other cash amounts due or to become due from the Company, or any of its Subsidiaries, to or with respect to Participant an amount equal to such taxes required to be withheld by the Company, or any of its Subsidiaries, to pay or reimburse the Company, or any of its Subsidiaries, for any such taxes or to retain and withhold a number of shares of the Company’s Common Stock having a market value not less than the amount of such taxes and cancel any such shares so withheld in order to pay or reimburse the Company, or any of its Subsidiaries, for any such taxes. Employee or any successor in interest is authorized to deliver shares of the Company’s Common Stock in satisfaction of minimum statutorily required tax withholding obligations.

8. Plan. The Award is granted pursuant to the Plan and is subject to the terms thereof (including all applicable vesting, forfeiture, settlement and other provisions).

9. Construction and Capitalized Terms. This Agreement shall be administered, interpreted and construed in accordance with the applicable provisions of the Plan. Capitalized terms in this Agreement have the meaning assigned to them in the Plan, unless this Agreement provides, or the context requires, otherwise.